Exhibit 99.3

Fort Robotics, Inc.

1608 Walnut Street, 12th Floor

Philadelphia, Pennsylvania 19103

Consent to Reference in Proxy Statement/Prospectus

Newbury Street II Acquisition Corp and Fort Robotics, Inc. are filing a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, I hereby consent, pursuant to Rule 438 under the Securities Act, to being named in the Registration Statement and any and all amendments and supplements thereto as a future member of the board of directors of the combined company following the consummation of the business combination described in the Registration Statement. I also consent to the filing of this consent as an exhibit to the Registration Statement and any amendments and supplements thereto.

Dated: November 13, 2026

/s/ Thomas Bushey
Name: Thomas Bushey